Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND REPORT OF SCHEDULE
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-134227 of our report dated April 12, 2006, relating to the consolidated financial statements of DSW Inc., appearing in the Prospectus, which is a part of such Registration Statement, and to the references to us under the headings “Experts” in such Prospectus.
Our audits of the consolidated financial statements referred to in our aforementioned report also included the financial statement schedule of DSW Inc., listed in Item 16. This financial statement schedule is the responsibility of DSW Inc.’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
June 22, 2006